April 4, 2013

VIA EDGAR

Jennifer Monick

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hospitality Properties Trust (the “Company”)

Form 10-K for the year ended December 31, 2012 (the “Filing”)

File No. 001-11527

Dear Ms. Monick:

We are in receipt of your letter dated March 25, 2013, regarding the above referenced Filing.  For your convenience, each of your original comments appears in bold text and is followed by our response.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

1.              We note you have multiple factors that impact your results of operations for several line items.  For example, we note that hotel operating revenues were impacted favorably by increases in ADR and higher occupancies, conversion of hotels from leased to managed and acquisitions and impacted unfavorably by renovations and re-brandings.   In future filings, please separately quantify the impact from each factor.   For instance, in the example above, your revised disclosures should quantify the impact on revenue of ADR, higher occupancies, hotel conversions, acquisitions and hotels under renovation and re-brandings, identify the number of hotels undergoing renovations and re-brandings, and discuss the underlying significant factors that contributed to increases in ADR and occupancy.

Company Response:  In future periodic reports, we will separately quantify and discuss in Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, each significant factor impacting our results of operations.

Liquidity and Capital Resources, page 70

Our Investment and Financing Liquidity and Capital resources, page 72

2.              We note from your statement of cash flows that a significant cash outflow for investing activities related to amounts on real estate improvements.   Please clarify whether any of these amounts related to personnel costs (i.e. salaries) capitalized.   In future filings, to the extent applicable and material, please quantify and disclose personnel costs capitalized for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Company Response:  None of the amounts included in our investing activities related to real estate improvements contain any capitalized personnel costs.  In future periodic reports, to the extent applicable and material, we will quantify and disclose personnel costs capitalized for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within our MD&A.

Consolidated Balance Sheets, page F-3

3.              We note that you have determined that each of your taxable REIT subsidiaries is a variable interest entity that you consolidate due to you being the primary beneficiary.   We also note that based on disclosures on page 50 that you may hold some of your assets and operations through your taxable REIT subsidiaries.   Given these facts, please clarify how you have complied with accounting and disclosure guidance outlined in paragraphs 810-10-45-25 and 810-10-50-14 of the FASB Accounting Standards Codification.

Company Response:  The assets of our taxable REIT subsidiaries, or TRSs, consist primarily of an acquired leasehold interest in a hotel and related leasehold improvements and working capital advances to certain of our hotel managers.  In the aggregate these assets represented 0.8% of our consolidated assets at December 31, 2012.  Per ASC 810-10-45-25, separate disclosure of these amounts on the balance sheet is not required because these assets can be used to settle obligations of both the TRSs and the Company.  The liabilities of our TRSs consist primarily of deferred income tax liabilities and amounts payable to certain of our hotel managers.  In the aggregate these liabilities represented 0.3% of our consolidated liabilities at December 31, 2012.  Per ASC 810-10-45-25, separate disclosure of these amounts on the balance sheet is not required because creditors have recourse to the TRSs and the Company.

As demonstrated above, the assets and liabilities of our TRSs are not material to our consolidated financial statements.  However, in future periodic reports, we will expand our disclosure to include the qualitative information required per ASC 810-10-50-14.

The significant terms of the agreements between our TRSs and each of their respective hotel managers, including the terms of credit support, if any, provided by such hotel managers, are included in Notes 5 and 9 to our consolidated financial statements.  We believe our current level of disclosure meets the disclosure requirements of ASC 810-10-15-14 regarding exposure to losses and requirements to provide financial support.

Form 10-K/A For the Year Ended December 31, 2012

Exhibits 31.5, 31.6, 31.7 and 31.8

4.              We note your certifications have excluded paragraphs 4 and 5 from the content of the certification required pursuant to Item 601(b)(31) of Regulation S-K.   Please clarify your basis for such exclusion and/or amend your 10-K/A to include certifications that conform exactly to the content of the certification required pursuant to Item 601(b)(31) of Regulation S-K.

Company Response:  In excluding paragraphs 4 and 5, we relied on Question 161.01 (under “Exchange Act Rules”) of the Staff’s Division of Corporation Finance Compliance and Disclosure Interpretations.  That question provides that if an amendment to a periodic report does not contain or amend disclosure pursuant to Item 307 or 308 of Regulation S-K, and such disclosure is not otherwise required to be amended given the nature of the reasons for the amendment, paragraphs 4 and 5 may be omitted from the certifications that are filed with the amendment.  Because the amendment to our Annual Report on Form 10-K did not contain or amend disclosure pursuant to Items 307 or 308 of Regulation S-K and that disclosure was not required to be amended given the nature of the reasons for the amendment, we omitted paragraphs 4 and 5 from the Item 601(b)(31) certifications.

In connection with our responses above, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  If you have any questions, please contact me at 617-796-8327.

Sincerely,
Hospitality Properties Trust

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer and Chief Financial Officer